Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

DISCLOSEABLE TRANSACTION AND CONNECTED

TRANSACTION IN RELATION TO

DISPOSAL OF EQUITY INTERESTS

Independent Financial Adviser to the Independent Board Committee and Independent Shareholders

DISPOSAL OF SALE EQUITY

On November 24, 2022, Shanghai OneConnect (as the vendor) entered into the Equity Transfer Agreement with Puhui Management (as the purchaser), pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. Upon the Completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin.

LISTING RULES IMPLICATIONS

Shanghai OneConnect is a consolidated affiliated entity of the Company. Puhui Management is a subsidiary of Lufax Holding Ltd, which is in turn an associate of Ping An. Ping An (which through its subsidiaries holds approximately 32.12% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company) is a controlling shareholder of the Company. As such, Puhui Management is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios of the Disposal are more than 5%, the Disposal is subject to the reporting, announcement and the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. Furthermore, as one or more of the applicable percentage ratios in respect of the Disposal is more than 5% but all applicable percentage ratios are less than 25%, the Disposal also constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

The Independent Board Committee has been formed to advise the Independent Shareholders on the Equity Transfer Agreement and the Disposal. Elstone Capital has been appointed as the Independent Financial Adviser of the Company to advise the Independent Board Committee and the Independent Shareholders in this regard.

GENERAL

A circular containing, among other things, (i) further particulars of the Disposal; (ii) the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Disposal; (iii) the letter of advice from the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders in respect of the Disposal; and (iv) other information as required under the Listing Rules together with a notice convening the EGM is required to be dispatched to the Shareholders within 15 business days after publication of this announcement, being on or before December 15, 2022.

Completion of the Disposal is subject to the satisfaction of the conditions precedent under the Equity Transfer Agreement, and therefore, may or may not proceed to completion. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

EQUITY TRANSFER AGREEMENT

The principal terms of the Equity Transfer Agreement are set out as follows:

Date :	November 24, 2022

Parties :	(i)	Shanghai OneConnect, as the vendor;

(ii)	Puhui Management, as the purchaser; and

(iii)	Puhui Lixin

Subject Matter :	Pursuant to the Equity Transfer Agreement, Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin. Upon the Completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin.

Consideration and Payment :	The consideration of the Sale Equity is RMB199,200,000.

The above consideration was determined following several rounds of arm’s length negotiations between Shanghai OneConnect and Puhui Management, after which both parties reached a consensus on the estimated valuation of 100% equity interest in Puhui Lixin in the amount of RMB498,000,000, taking into account of the following factors:

(a)	the estimated value of 100% equity interest in Puhui Lixin with a range from approximately RMB464,000,000 to approximately RMB515,000,000 as of February 2022, which was arrived at by reference to (i) the price-to-book multiples of comparable companies whose principal business is asset management similar to that of Puhui Lixin and which was the subject of a comparable transaction between 2020 and 2021 (the “Comparable Transactions”); and (ii) adjustments made to discount any premium applied to the Comparable Transactions as a result of relevant licenses held by the comparable companies and/or a transfer of controlling stake in such transactions;

(b)	the potential fluctuation in the estimated value of equity interest in Puhui Lixin due to prevailing market conditions and investor speculation and confidence in the market; and

(c)	the historical performance of the business and future prospects of Puhui Lixin.

The consideration for the Sale Equity shall be paid by Puhui Management to Shanghai OneConnect by way of bank transfer within 5 business days of Completion (or such other day as agreed between Shanghai OneConnect and Puhui Management).

Conditions Precedent :	Completion of the Disposal will be subject to and conditional upon the fulfilment or waiver (if applicable) of the following conditions:

(a)	the representations and warranties made by Puhui Management under the Equity Transfer Agreement remaining true, correct and not misleading in all respects, on the date of the Equity Transfer Agreement and on Completion;

(b)	the representations and warranties made by Shanghai OneConnect under the Equity Transfer Agreement remaining true, correct and not misleading in all respects, on the date of the Equity Transfer Agreement and on Completion;

(c)	each party to the agreement having completed all necessary internal procedures for entering into the Equity Transfer Agreement and having fully carried out its obligations under the Equity Transfer Agreement, including but not limited to each party obtaining such board or shareholders resolutions (as the case may be) in accordance with applicable laws and regulations;

(d)	the Company having complied with the applicable requirements of the Listing Rules in relation to the Disposal, including where necessary, the obtaining of Independent Shareholders’ approval on the transactions contemplated under the Equity Transfer Agreement; and

(e)	Puhui Lixin having obtained the necessary approval and consent of the finance bureau to which it is subject, for the equity transfer under the Equity Transfer Agreement.

Conditions (c), (d) and (e) may not be waived by the parties.

BACKGROUND AND FINANCIAL INFORMATION ON PUHUI LIXIN

Puhui Lixin is a limited liability company established in the PRC in March 2017. As at the date of this announcement, Puhui Management and Shanghai OneConnect held 60% and 40% of the equity interests in Puhui Lixin, respectively. Puhui Lixin is principally engaged in the investment and disposal of non-performing assets. By investing in non-performing assets in the public market, Puhui Lixin is entrusted to manage and dispose of such assets, thereby making a gain through receiving commission. The business in relation to non-performing assets of Puhui Lixin primarily consists of the acquisition of banking, non-banking, and pledged non-performing assets and non-performing asset securitization investments. Set out below is the audited financial information of Puhui Lixin for the financial years ended December 31, 2020 and 2021 as extracted from the audited financial statements of Puhui Lixin:

	For the year ended	For the year ended
	December 31,	December 31,
	2020	2021
	(audited)	(audited)
	RMB’000	RMB’000
Profit/(loss) before taxation	(16,513)	46,310
Profit/(loss) after taxation	(13,808)	30,709

The audited consolidated net asset value of Puhui Lixin as at December 31, 2021 was RMB396,314,873.

FINANCIAL EFFECTS OF THE DISPOSAL

Upon the Completion, Shanghai OneConnect will cease to hold any equity interest in Puhui Lixin.

Subject to audit to be performed by the Company’s auditors, it is expected that the Group will not record any significant gain or loss, which is calculated by reference to the consideration for the Disposal of RMB199,200,000 and the carrying value of the Sale Equity of approximately RMB199,200,000 as at the date of the Equity Transfer Agreement. The expected total impact relating to Puhui Lixin on the Group’s financial statements for the year ending December 31, 2022 is RMB14,293,000, consisting of share of gain of associate which increased from RMB184,907,000 as at December 31, 2021 to RMB211,748,000 as at September 30, 2022 amounting to RMB26,841,000 and impairment losses of RMB12,548,000 which will be recognized based on the expected consideration of the Disposal and the expected insignificant impact of the Disposal.

The Directors currently intend to apply the proceeds from the Disposal to the main business operations of the Company and to focus on the Company’s core technology capabilities and business.

REASONS FOR AND BENEFITS OF THE DISPOSAL

To further implement the Company’s stage two strategy where the Company focuses more on its product integration and upgrade, the Disposal enables the Company to further concentrate on its core technology business and better utilize its financial resources.

The Directors (excluding the independent non-executive Directors whose opinions will be contained in the circular of the Company to be dispatched to the Shareholders after having taken into consideration the advice of the Independent Financial Adviser) are of the view that the terms of the Equity Transfer Agreement and the Disposal as a whole are entered into on normal commercial terms, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

INFORMATION ON THE PARTIES

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. The Company also provides digital infrastructure for financial institutions through the Gamma Platform. The Company’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services ecosystem. In addition, the Company has successfully served overseas financial institutions with its technology solutions.

Shanghai OneConnect is a consolidated affiliated entity of the Company. It is a limited liability company established in the PRC, and its principal business activities are software and technology services.

Puhui Management is a limited liability company established in the PRC principally engaged in the retail credit business, and which is wholly-owned by Lufax Holding Ltd (NYSE stock ticker: LU) (“Lufax”). Lufax operates a personal financial services platform in China which is primarily engaged in the provision of personal lending for small and micro-business owners through its retail credit facilitation business.

Lufax is an associate of Ping An. Ping An is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange since 2004, and on the Shanghai Stock Exchange since 2007. Ping An together with its subsidiaries (“Ping An Group”) is a financial services group which holds a full suite of financial services licenses and its operations span across insurance, banking, asset management and technology businesses.

LISTING RULES IMPLICATIONS

Shanghai OneConnect is a consolidated affiliated entity of the Company. Puhui Management is a subsidiary of Lufax, which is in turn an associate of Ping An. Ping An (which through its subsidiaries holds approximately 32.12% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company) is a controlling shareholder of the Company. As such, Puhui Management is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios of the Disposal are more than 5%, the Disposal is subject to the reporting, announcement and the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. Furthermore, as one or more of the applicable percentage ratios in respect of the Disposal is more than 5% but all applicable percentage ratios are less than 25%, the Disposal also constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

The Independent Board Committee has been formed to advise the Independent Shareholders on the Equity Transfer Agreement and the Disposal. Elstone Capital has been appointed as the Independent Financial Adviser of the Company to advise the Independent Board Committee and the Independent Shareholders in this regard.

ABSTENTION FROM VOTING ON BOARD RESOLUTIONS AND AT THE EGM

Ms. Sin Yin Tan (a non-executive Director of the Company and an executive director of Ping An), Ms. Xin Fu (a non-executive Director of the Company and the chief operating officer and director of the strategic development center of Ping An Group), Mr. Wenwei Dou (a non-executive Director of the Company) and Ms. Wenjun Wang (a non-executive Director of the Company, who, together with Mr. Wenwei Dou and based on public information available to the Company, are each a 50% nominee shareholder of a company which is indirectly interested in approximately 28.40% of the issued share capital of Lufax) have abstained from voting on the Board resolutions to approve the Disposal. Saved and except for the aforesaid, none of the Directors has any material interest in the Disposal and was required to abstain from voting on the Board resolutions in relation to the Disposal.

(i) Bo Yu and Ping An Overseas (both of which are subsidiaries of Ping An), which together held approximately 32.12% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company; and (ii) Rong Chang Limited (which is held as to 50% each as nominee shareholders by Mr. Wenwei Dou and Ms. Wenjun Wang), which directly held approximately 16.84% of the issued share capital of the Company at the date of this announcement, will abstain from voting at the EGM on the resolution(s) in relation to the Disposal.

GENERAL

A circular containing, among other things, (i) further particulars of the Disposal; (ii) the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Disposal; (iii) the letter of advice from the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders in respect of the Disposal; and (iv) other information as required under the Listing Rules together with a notice convening the EGM is required to be dispatched to the Shareholders within 15 business days after publication of this announcement, being on or before December 15, 2022.

Completion of the Disposal is subject to the satisfaction of the conditions precedent under the Equity Transfer Agreement, and therefore, may or may not proceed to completion. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, the following expressions shall have the following meaning unless the context requires otherwise:

“associate(s)”	has the meaning ascribed to it in the Listing Rules

“Board”	board of Directors of the Company

“Bo Yu”	Bo Yu Limited, a limited liability company incorporated in the British Virgin Islands ultimately wholly-owned by Ping An, and a controlling shareholder of the Company

“Company”	OneConnect Financial Technology Co., Ltd. (壹账通金融科技有限公司), a limited liability company incorporated in the Cayman Islands listed on the New York Stock Exchange (stock ticker: OCFT) and the Hong Kong Stock Exchange (stock code: 6638)

“Completion”	completion of the transactions contemplated under the Equity Transfer Agreement

“connected person(s)”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Director(s)”	the director(s) of the Company

“Disposal”	the sale and purchase of the Sale Equity pursuant to the Equity Transfer Agreement

“EGM”	an extraordinary general meeting of the Company to be held to consider, and if thought fit, approve the Disposal

“Equity Transfer Agreement”	the equity transfer agreement dated November 24, 2022 entered into between Puhui Management as the purchaser and Shanghai OneConnect as the vendor in relation to the sale and purchase of the Sale Equity

“Group”	the Company, its subsidiaries and other consolidated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising all the independent non-executive Directors

“Independent Financial Adviser” or “Elstone Capital”	Elstone Capital Limited, a licensed corporation under the Securities and Futures Commission to carry out Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial adviser appointed by the Company for the purpose of advising the Independent Board Committee and the Independent Shareholders in respect of the Equity Transfer Agreement and the transactions contemplated thereunder

“Independent Shareholder(s)”	Shareholder(s) other than (i) Bo Yu and Ping An Overseas (both of which are subsidiaries of Ping An) and (ii) Rong Chang Limited, and those who are not involved in or do not have interests in the transaction contemplated under the Equity Transfer Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Ping An”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318), and a controlling shareholder of the Company

“Ping An Overseas”	China Ping An Insurance Overseas (Holdings) Limited, a limited liability company incorporated in Hong Kong and a subsidiary of Ping An

“Puhui Lixin”	Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司), a limited liability company established under the laws of the PRC, and is owned as to 60% and 40% by Puhui Management and Shanghai OneConnect, respectively

“Puhui Management”	Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司), a limited liability company established under the laws of the PRC and a subsidiary of Lufax Holding Ltd, a company listed on the New York Stock Exchange (stock ticker: LU)

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Sale Equity”	40% of the equity interests in Puhui Lixin, representing all of the equity interests in Puhui Lixin held by Shanghai OneConnect as at the date of this announcement

“Share(s)”	ordinary share(s) in the share capital of the Company

“Shareholder(s)”	the registered holder(s) of the Shares

“Shanghai OneConnect”	Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司, formerly known as 上海壹賬通互聯網科技有限公司 and 上海億賬通互聯網科技有限公司), a limited liability company established under the laws of the PRC, and a consolidated affiliated entity of the Company

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, November 24, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.